PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,680,950 shares issued and outstanding

RECEIVED
2007 MAY 16 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 7, 2007

GLOBEX'S FABIE BAY ROYALTY IN SIGHT
FABIE BAY COPPER DEPOSIT FINANCED TO PRODUCTION

SUPPL

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** has been informed by First Metals Inc. (FMA-TSX) that they have closed a $20 million financing dedicated to completing underground development at Globex's Fabie Bay Copper Mine and upgrading the Horne Mill in order to treat Fabie Bay ore.

Shareholders will recall that Globex vended the Fabie Bay and Magusi River copper, zinc, gold, silver deposits to First Metals while retaining a 10% Net Profit Interest and 2% Net Metal Royalty. Once First Metals reaches commercial production which should occur in a relatively short period of time, Globex will also receive shares equal to 10% of the total issued capital of First Metals, which as of today's date equals about 3.1 million shares at $1.19 per share, a price which appears to be strengthening as the production date approaches.

Globex is extremely pleased with the rapid pace of progress toward commercial production and the anticipated cash and share influx into Globex's treasury.

For further details, please see First Metals Inc.'s press release dated May 7, 2007 and Globex's press release dated March 13, 2006.

07023577

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contac

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

dlw 5/17

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,680,950 shares issued and outstanding

Ref.: File No. 82-4025

RECEIVED

2007 MAY 16 A **May 9, 2007**

GLOBEX'S RUSSIAN KID ROYALTY IN SIGHT
Regular Ore Shipments Start to Xstrata Smelter

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** has been informed by Rocmec Mining Inc. (RMI – TSXV) that ore shipments have commenced on a daily basis to the Xstrata smelter at Rouyn-Noranda, Quebec. To date, 1,100 tonnes of development rock have been shipped. The company plans to ship approximately 3,000 tonnes per month of material derived from mining utilizing thermal fragmentation and conventional mining methods.

The silica rich gold ore is highly sought after by the smelter as it facilitates the melting process in the production of cathode copper.

Rocmec reports that drifting, diamond drilling and site preparation for thermal fragmentation are ongoing at the mine site.

Globex is pleased that the Russian Kid mine is rapidly approaching commercial production and looks forward to the revenue that will be generated by Globex's 5% Net Metal Royalty on the first 25,000 ounces of gold produced and 3% Net Metal Royalty on all subsequent gold production. Globex also holds over one million shares of Rocmec.

The Russian Kid property has a NI-43-101 resource calculated by Système Géostat International under qualified person Claude Duplessis, as published in a Globex press release on March 21, 2007.

Their report indicates the following undiluted resource estimates:

TONNAGE-GRADE VARIATIONS BASED ON TWO CUT-OFF GRADES*

	MEASURED CATEGORY			INDICATED CATEGORY			INFERRED CATEGORY		
Cut-off Grade (g/t)	Tonnes	Grade (g/t gold)	Ounces	Tonnes	Grade (g/t gold)	Ounces	Tonnes	Grade (g/t gold)	Ounces
3.0	**91 600**	**6.72**	**19 800**	**274 200**	**6.37**	**56 100**	**955 200**	**10.37**	**318 450**
0.1	**107 800**	**6.06**	**21 000**	**414 000**	**4.92**	**65 550**	**2 250 000**	**6.32**	**456 900**

* Calculations are in metric units. Results were rounded to reflect their true estimated nature as recommended in National Instrument 43-101. Mineral resources are not mineral reserves, since mineral reserves have a demonstrable economic viability. Système Géostat International has verified and is not aware of any environmental, permitting, legal, claim title, taxation, socio-political, marketing or other constraints that could affect the resource estimate.

For further details, please refer to Rocmec's press release dated May 8, 2007

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

END

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.